================================================================================
                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                               -----------------

                                   Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of October 2002
                       Commission File Number 001-15190

                               -----------------

                       SATYAM COMPUTER SERVICES LIMITED
            (Exact name of registrant as specified in its charter)

                               -----------------

                                Not Applicable
                (Translation of registrant's name into English)

                               -----------------

                               Republic of India
                (Jurisdiction of incorporation or organization)

                               -----------------

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                            R.R. District - 500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

                               -----------------

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]       Form 40-F  [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes  [_]       No  [X]

   If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

   The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

================================================================================

                               TABLE OF CONTENTS

1.  Other Events

   On October 23, 2002, the Company released a press release concerning its financial results for the quarter and half year ended September 30, 2002 prepared under Indian (audited) and U.S. (unaudited) generally accepted accounting principles. The release contained an overview of the Company's financial results for the fiscal quarter ending September 30, 2002, and noted revenue projection for the year-ending March 31, 2003, remains unchanged. The release highlighted the addition of new customers and the proposed US$20 million investment by two parties in the Company's subsidiary, Satyam Infoway Limited, which will have the effect of reducing the Company's ownership of Satyam Infoway Limited to 35%. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

   On October 23, 2002, as required by the Indian stock exchanges on which the Company's shares are listed, the Company published a summary of its financial results for the quarter and half year ended September 30, 2002 prepared under Indian (audited) and on voluntary basis U.S. (unaudited) generally accepted accounting principles. The summary of second quarter financial results filed with the Indian Exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the summary of second quarter financial results is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.

   IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY AND THE EFFECT OF THE PROPOSED INVESTMENT IN THE COMPANY'S SUBSIDIARY, SATYAM INFOWAY LIMITED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS--WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

   FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR OVERALL OPERATIONS" AND "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS" UNDER THE HEADING "RISK FACTORS" IN OUR REPORT ON FORM 6-K CONCERNING THE FISCAL QUARTER ENDED JUNE 30, 2002 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION ON AUGUST 13, 2002 AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.  Exhibits

99.1 Press Release of the Company dated October 23, 2002.
99.2 Summary of Second Quarter Financial Results of the Company dated October 23, 2002.
99.3 Investor Link News Update of the Company dated October 23, 2002.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

   Date: October 23, 2002

                                              SATYAM COMPUTER SERVICES LIMITED

                                              By:       /s/  G. JAYARAMAN
                                                  -----------------------------
                                                          G. Jayaraman
                                                    Vice President Corporate
                                                             Affairs
                                                      and Company Secretary

                                 EXHIBIT INDEX

99.1   Press Release of the Company dated October 23, 2002.

99.2   Summary of Second Quarter Financial Results of the Company dated October 23, 2002.

99.3   Investor Link News Update of the Company dated October 23, 2002.

                                                                   Exhibit 99.1
PRESS RELEASE

       Satyam's total income crosses the Rs.500-crore mark in a quarter

          Operating margins rise. Annual Revenue guidance maintained.

HYDERABAD (INDIA), OCTOBER 23, 2002: The audited results of Satyam Computer Services Limited (Satyam) (NYSE: SAY) for the quarter ended September 30, 2002
(Q2), were approved at the Board meeting held here today.

The total income for the quarter (under Indian GAAP) was Rs 505.05 crores (US$
103.90 million), representing a 7.12% sequential growth. The income from software services exceeded the higher end of the guidance, at Rs.499.13 crore (US $ 102.68 million) registering a 17% growth as compared to the corresponding quarter of the previous year. Sequential software services' revenue growth in dollar terms was 8.39%. This is the first time in Satyam's history when quarterly revenue breached the US$100-million mark. Revenue guidance for the whole year is also maintained at 18-20% growth, in US dollar terms.

EBIDTA margins have also risen from 30.89% to 31.23%, the second sequential quarter of such increase. EPS at Rs 3.76, inclusive of Rs 0.46 per share gain on sale of our stake in the Satyam GE joint venture, however, represented lower than earnings guidance. However, due to the strong rupee and its effect on other income, the forecast for annual EPS now stands revised at Rs 16.06 to Rs 16.26, inclusive of Rs 0.46 on account of gain on sale of Satyam's stake in the Satyam GE joint venture.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said, " Satyam benefited from the growing trend towards higher offshore outsourcing, even as global IT services companies were affected by the challenging market scenario. In our opinion this trend is likely to continue and gain momentum".

With the addition of 23 new customers during the quarter, the client list grew both in terms of quality and potential. Satyam now has 72 Fortune 500 customers, compared to only 50 Fortune 500 customers in corresponding quarter of the previous year.

The quarter also saw several global awards recognising the quality of the work the company executed for its customers. Satyam's offshore service delivery program was cited as "industry best practice" by Aberdeen--a leader in providing market analysis and positioning services, based in the US. The intranet site designed and developed for World Bank, by Satyam, was ranked among the world's 10 best intranet sites by Nielsen Norman group--a reputed US agency.

As announced earlier, the proposed US$20 million investments by SOFTBANK Asia Infrastructure Fund and VentureTech, will have the effect of reducing Satyam's stake in SIFY to 35%, thus fulfilling our stated commitment to investors. Upon completion of this transaction, SIFY will cease to be a subsidiary of Satyam and as per Indian GAAP and US GAAP its financials need not be consolidated with our accounts. With fresh funds, SIFY has the opportunity to consolidate its leadership and become profitable.

PRESS RELEASE

Financial Highlights

  Indian GAAP

For Q2, Satyam announced a total income of Rs. 505.05 crore (US$ 103.90 million) and a net profit of Rs. 118.16 crore (US$ 24.31 million).

In Q2, the Company recorded a net income of Rs.14.55 crore (net of taxes of Rs.3.79 crore) from the sale of its 50% stake in Satyam GE Software Services Private Ltd. (joint venture with GE) to GE. On excluding this income, the net profit from ordinary/recurring operations for Q2 was Rs.103.61 crore (US$ 23.31 million) resulting in an EPS of Rs. 3.70 on par value of Rs.2 per share. The corresponding EPS in the Q2 of financial year 2001-02 was Rs.4.26.

For the six months ended September 30, 2002, Satyam recorded a total income of Rs. 976.53 crore (US$ 200.19 million) and a net profit of Rs.226.60 crore (US$
46.45 million).

The Board of Directors has recommended an interim dividend of 40% on par value of Rs.2 per share.

  US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended September 30, 2002 (Q2) were approved in the Board meeting held on October 23, 2002.

  . Revenue for Q2 was US$ 116.30 million, a 13.26% increase from US$ 102.68 million in the corresponding quarter of financial year 2001-02.

  .   Revenue for Q2 was up 9.44% sequentially.

  . Net income for Q2 was US$ 13.21 million compared to net loss of US$ 37.63 million in the corresponding quarter of the financial year 2001-02.

The difference in the net income recorded for the quarter according to Indian and US GAAP is primarily explained by

  .   Losses incurred by subsidiaries and joint ventures of US$ 4.88 million.

  .   Charge-off of put option issued to TRW Inc., of US$ 3.22 million.

For any clarifications, please contact:

    Srinivas V                           Abhijit Roy
    Sr. Vice President & CFO             General Manager,
    Satyam Computer Services Ltd.        Corporate Communications
                                         Satyam Computer Services Ltd.
    Phone: 91 40 784 3222 (Ext: 4300)    Phone: +91-40-3306767 (Ext: 7843 )
    email: srinivas_vadlamani@satyam.com Mobile: 98494 46253
                                         e-mail: abhijit_roy@satyam.com

PRESS RELEASE

Safe Harbor:

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements--Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov

                                                                   Exhibit 99.2

                       Satyam Computer Services Limited
Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad--500
                                      003

Audited Financial Results for the quarter and half year ended September 30, 2002

                                                                                               Rs. in Lakh
                                                                                               -----------
                                                Quarter     Quarter    Half year   Half year      Year
                                                 Ended       Ended       Ended       Ended        Ended
SI.No.               Particulars               30-09-2002  30-09-2001  30-09-2002  30-09-2001  31-03-2002
------ ----------------------------------      ----------- ----------- ----------- ----------- -----------
  1    Income from Software Exports              49,278.05   41,881.16   95,171.40   81,955.64  170,307.88
  2    Income from Domestic Sales                   635.67      781.98    1,123.90    1,897.83    2,886.37
  3    Other Income                                 591.35    2,687.28    1,357.87    3,599.43    7,115.28
  4    Total Income                              50,505.07   45,350.42   97,653.17   87,452.90  180,309.53
  5    Personnel Expenses                        24,239.65   17,774.85   47,405.69   35,372.56   78,906.42
  6    Operating & Administration Expenses       10,087.76   10,163.97   18,975.23   18,864.40   36,171.60
  7    Total Expenditure                         34,327.41   27,938.82   66,380.92   54,236.96  115,078.02
  8    Profit before interest, depreciation &    16,177.66   17,411.60   31,272.25   33,215.94   65,231.51
       tax (PBIDT)
  9    Financial Expenses                            19.15       68.83       33.80      886.21      959.53
  10   Depreciation                               3,112.18    2,932.45    6,258.05    5,225.90   11,745.83
  11   Profit before tax                         13,046.33   14,410.32   24,980.40   27,103.83   52,526.15
  12   Provision for Tax                          1,230.78    1,002.26    2,320.34    1,549.35    3,513.30
  13   Net Profit                                11,815.55   13,408.06   22,660.06   25,554.48   49,012.85
  14   Extraordinary Items                              --          --          --          --   (4,075.32)
  15   Profit after Tax and Extraordinary        11,815.55   13,408.06   22,660.06   25,554.48   44,937.53
       Items
  16   Paid-up equity share capital               6,290.82    6,290.80    6,290.82    6,290.80    6,290.80
       (Par value of Rs.2 per share)
  17   Reserves excluding revaluation reserves  206,903.81  169,528.92  206,903.81  169,528.92  186,748.50
  18   EPS--Basic*
       (On par value of Rs. 2 per share)
       --With Extraordinary Items (Rs.)               3.76        4.26        7.20        8.34       14.47
       --Without Extraordinary Items (Rs.)            3.76        4.26        7.20        8.34       15.78
  19   EPS--Diluted*
       (On par value of Rs. 2 per share)
       --With Extraordinary Items (Rs.)               3.75        4.24        7.19        8.29       14.46
       --Without Extraordinary Items (Rs.)            3.75        4.24        7.19        8.29       15.77
  20   Dividend per share (Rs.)                       0.80        0.50        0.80        0.50        1.20
       (On par value of Rs. 2 per share)
  21   Aggregate of non-promoter shareholding
       --Number of Shares                      246,550,286 242,903,056 246,550,286 242,903,056 244,511,316
       --Percentage of shareholding                  78.38       77.22       78.38       77.22       77.44

--------
* EPS for the quarter and half year ended September 30, 2002 includes Rs. 0.46 per share due to profit on sale of the company's stake in Satyam GE Software Services Private Ltd.

          Segment wise revenue, results and capital employed for the quarter and half year ended September 30, 2002

                                                                                          Rs. in lakh
                                                                                          -----------
                                               Quarter    Quarter   Half year  Half year     Year
                                                Ended      Ended      Ended      Ended       Ended
SI.No.              Particulars               30-09-2002 30-09-2001 30-09-2002 30-09-2001 31-03-2002
------              -----------               ---------- ---------- ---------- ---------- -----------
  1    Segment Revenue
       Information Technology Services         49,913.72  42,663.14  96,295.30  83,853.47 173,194.25
       Less : Inter segment revenue                   --         --         --         --         --
       Net Sales Income from Operations        49,913.72  42,663.14  96,295.30  83,853.47 173,194.25

  2    Segment Results Profit / (Loss) before
         tax and interest
       Information Technology Services         12,474.13  11,791.87  23,656.33  24,390.61  46,370.40
       Less : Interest and Financial Charges       19.15      68.83      33.80     886.21     959.53
       Add: Other income                          591.35   2,687.28   1,357.87   3,599.43   7,115.28
       Total Profit Before Tax                 13,046.33  14,410.32  24,980.40  27,103.83  52,526.15

  3    Capital Employed
       Information Technology Services        102,462.79 119,296.60 102,462.79 119,296.60  99,175.39

--------
Notes:
1. The results for the quarter and half year ended September 30, 2002 have been taken on record by the Board of Directors at its meeting held on October 23, 2002.
2. The Board of Directors have declared an interim dividend of Rs.0.80 per share (40% on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 8, 2002.
3. The total manpower strength as on September 30, 2002 stood at 8,953 associates as against 8,726 associates as on June 30, 2002 signifying an increase of 227 associates. The number of technical associates increased by 242 to close the quarter at 8,230 (7,988 associates as on June 30, 2002).
4. In terms of shareholders' agreement entered into by the company with GE Pacific (Mauritius) Ltd., Mauritius (GEPL), entire holding of the company in Satyam GE Software Services Private Limited (SGE) has been transferred in favour of GEPL for a sale consideration of US$ 4 million. The profit on the above transaction amounting to Rs.1,833.55 lakh (gross of tax of Rs.378.94 lakh) has been recognised in the profit and loss account. EPS for the quarter and half year ended September 30, 2002 includes Rs.0.46 per share due to above profit.
5. During the quarter ended September 30, 2002, the company has recorded an impairment charge of Rs.75.18 lakh relating to its investment in Jasdic Park Company as a result of the decision to liquidate the Jasdic Park Company by its Board of Directors.
6. During the quarter ended September 30, 2002, the company allotted 1,200 equity shares of Rs. 2 each pursuant to exercise of stock options by the associates.
7. On October 7, 2002, Satyam Infoway Ltd. (Sify), a subsidiary company, entered into a definitive agreement with a company controlled by Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) for an investment of US$20 million by subscribing to new shares of Sify. These transactions are expected to be completed by December 31, 2002, subject to receipt of all statutory approvals, requisite shareholder approvals and reasonable financial performance relative to estimates, except for US$ 3.5 million from VentureTech, which is expected to be completed by April 30, 2003. Upon completion of the entire transaction, Satyam's holding in Sify will reduce to 35% from the current 52.5%.

8. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

                                             For and on behalf of the Board of
                                             Directors

                                             Sd/-
                                                  -----------------------------
                                                           B.Rama Raju
                                                        Managing Director
Place:   Secunderabad
Date:   October 23, 2002

        Unaudited Consolidated Financial Results as per US GAAP for the quarter and half year ended September 30, 2002

                                                   Quarter     Quarter   Half year   Half year     Year
                                                    Ended       Ended      Ended       Ended      Ended
                                                 (30-09-2002) 30-09-2001 30-09-2002 30-09-2001  31-03-2002
SI.No.                Particulars                 Unaudited   Unaudited  Unaudited  (Unaudited) (Audited)
------                -----------                ------------ ---------- ---------- ----------- ----------
                                                                     (In thousand US$)
  1    Revenues                                    116,304     102,682    222,574     202,409    414,491

  2    Gross Profit                                 48,176      46,344     90,023      89,124    175,495

  3    Amortization and impairment of Goodwill          --      88,386         --      95,725     98,112

  4    Profit / (Loss) before income taxes, and
         minority interest and equity earnings /
         (Losses) of associate companies            11,041     (69,509)    26,776     (66,089)    (4,879)

  5    Minority Interest                             4,334      56,290      8,593      64,558     73,406

  6    Net Income / (Loss)                          13,215     (37,639)    29,331     (29,030)    25,892

  7    Earnings / (Loss) per Share
       --Basic (US$)                                  0.04       (0.13)      0.09       (0.10)      0.08
       --Diluted (US$)                                0.04       (0.13)      0.09       (0.10)      0.08

Notes to Consolidated Financial Results as per US GAAP:
--------
1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.
2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., and Nipuna Services Limited. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on September 30, 2002, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on September 30, 2002. The results of the joint ventures that have been accounted on equity method include Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on September 30, 2002.

3. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and half year ended September 30, 2002 is as follows:

                                                   Quarter     Quarter    Half Year   Half Year  Half Year
                                                    Ended       Ended       Ended       Ended      Ended
                                                 30-09-2002  30-09-2001  30-09-2002  30-09-2001  31-03-2002
SI.No.                Particulars                (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited)
------                -----------                ----------- ----------- ----------- ----------- ----------
                                                                      In thousand US$
  1    Net Profit as per Indian GAAP                24,300      28,307      46,441      54,190     94,373

  2    Profit / (Loss) of Subsidiaries and Joint
         Ventures                                   (4,885)    (63,650)    (10,489)    (75,377)   (86,219)

  3    Deferred Stock Compensation Charge             (425)     (2,475)       (910)     (5,401)   (10,479)

  4    Amortization and impairment of
         Goodwill                                       --      (1,086)         --      (2,182)    (4,311)

  5    Gain on sale of shares of Satyam Infoway
         Ltd. to GSIC                                   --          --          --          --     35,156

  6    Sale of stake in SGE.                        (2,339)         --      (2,339)         --         --

  7    Charge off of put option to TRW, Inc.        (3,217)      1,797      (3,213)      1,369    (10,144)

  8    Others (net)                                   (219)       (532)       (159)     (1,629)      (867)

  9    Provision not required under US GAAP             --          --          --          --      8,383

  10   Total Adjustments                           (11,085)    (65,946)    (17,110)    (83,220)   (68,481)

  11   Net Profit / (Loss) as per US GAAP           13,215     (37,639)     29,331     (29,030)    25,892

Safe Harbor:

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

                                                                   Exhibit 99.3


                              October 23 . , 2002
Dear Investor,

   This issue of InvestorLink captures our Q2 results, a quarter which saw us crossing the US$100-million revenue mark for the first time. Revenue at Rs.499.14 crore (US$102.68 million), represents a 7.62% (8.39% in US$ terms) sequential growth and exceeds the higher end of our guidance. It is also heartening that EBIDTA margins have risen from 30.89% to 31.23%, the second sequential quarter of such increase. EPS at Rs 3.76, inclusive of Rs 0.46 gain on sale of our stake in the Satyam GE joint venture, however, represented lower than earnings guidance.

   During the quarter we added 23 new customers. More importantly, our customer list continues to grow in quality and potential. A clear measure of this is, now we have 72 Fortune 500 customers compared to Q2 a year ago when we had only 50 Fortune 500 customers. The quarter also saw several global awards recognizing the quality of the work we execute for our customers.

   Even as global IT services companies were affected by the challenging market scenario, Satyam benefited from the growing trend towards higher offshore outsourcing. In our opinion this trend is likely to continue and gain momentum. Consequently, we remain confident of achieving our stated revenue guidance for the whole year, However, due to the strong rupee and its effect on our other income, our forecast for annual EPS now stands revised at Rs 16.06, inclusive of Rs 0.46 on account of gain on sale of our stake in the Satyam GE joint venture.

   As announced earlier, the proposed US$20Mn investments by SOFTBANK Asia Infrastructure Fund (SAIF), through a company controlled by it, and VentureTech Solutions Private Ltd. (VentureTech) will have the effect of reducing our stake in SIFY to 35%, thus fulfilling our stated commitment to investors. Upon completion of this transaction, SIFY will cease to be a subsidiary of Satyam and as per Indian GAAP and US GAAP its financials need not be consolidated with our accounts, With fresh funds, SIFY has the opportunity to consolidate its leadership position in the internet space and become profitable.

   Nipuna, our BPO subsidiary, continues to gather pace in business development, infrastructure, management and processes.

B. Ramalgina Raju

                                 Q2 Highlights

For the Quarter Ended September 30, 2002

  . Total income for Q2 increased 11.37% yoy while net profit for Q2 reduced by 11.88% yoy.

  . Sequential growth of 7.62% (8.39% in US$ terms) in software income over Q1.

  . Gross client additions at 23 for the quarter including 5 Fortune 500 companies.

  . Satyam wins the prestigious "Golden Peacock Award 2002" given by the Institute of Directors (IOD) for Excellence in Corporate Governance in the private sector/large companies category.

Note: Total Income, Software Income and Net Profit mentioned in the above statements are as per Indian GAAP.

Financial Highlights--Indian GAAP

   The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter ended September 30, 2002 (Q2) were approved in the Board meeting held on October 23, 2002.

  . For Q2, Satyam announced a total income of Rs.505.05 crore (US$ 103.90 million) and a net profit of Rs.118.15 crore (US$ 24.31 million).

  . The EPS for the quarter was Rs.3.76 including Rs.0.46 gain on sale of stake in Satyam GE Joint Venture.

  . In Q2, the Company recorded a net income of Rs.14.55 crore from the sale of its 50% stake in Satyam GE Software Services Private Ltd. (joint venture with GE) to GE. On excluding this income, the net profit from ordinary/recurring operations for Q2 was Rs.103.60 crore (US$ 21.31 million).

  . For the six months ended September 30, 2002, Satyam recorded a total income of Rs.976.53 crore (US$ 200.19 million) and a net profit of Rs.226.60 crore (US$ 46.45 million).

  . The Board of Directors have declared an interim dividend of 40% on par value of Rs.2 per share.

Increase over corresponding quarter of last year

                                              Q2        Q2        %
                                           (2002-03) (2001-02) increase
                                           --------- --------- --------
         Total Income  (Rs. million)......  5050.51   4535.04    11.37
                   ($ million)............   103.90     95.92     8.32
         Software Revenues (Rs. million)..  4991.37   4266.31    16.99
                       ($ million)........   102.68     90.24    13.79
         Net Profit (Rs. million).........  1181.56   1340.81   -11.88
                 ($ million)..............    24.31     28.36   -14.29
         Operating Margins................    31.23%    34.51%

Increase over consecutive quarter

                                              Q2        Q1        %
                                           (2002-03) (2002-03) increase
                                           --------- --------- --------
         Total Income  (Rs. million)......  5050.51   4714.81    7.12
                   ($ million)............   103.90     96.30    7.89
         Software Revenues (Rs. million)..  4991.37   4638.16    7.62
                       ($ million)........   102.68     94.73    8.39
         Net Profit (Rs. million).........  1181.56   1084.45    8.95
                 ($ million)..............    24.31     22.15    9.74
         Operating Margins................    31.23%    30.89%

Six monthly Figures

                                              HY        HY        %
                                           (2002-03) (2001-02) increase
                                           --------- --------- --------
         Total Income  (Rs. million)......  9765.32   8745.29    11.66
                   ($ million)............   200.19    185.71     7.80
         Software Revenues (Rs. million)..  9629.53   8385.35    14.84
                       ($ million)........   197.41    178.07    10.86
         Net Profit (Rs. million).........  2266.01   2555.45   -11.33
                 ($ million)..............    46.45     54.27   -14.40
         Operating Margins................    31.07%    35.32%

Financial Highlights--US GAAP

   Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended September 30, 2002 (Q2) were approved in the Board meeting held on October 23, 2002.

  . Revenue for Q2 was US$ 116.30 million, a 13.26% increase from US$ 102.68 million in the corresponding quarter of financial year 2001-02.
  .   Revenue for Q2 was up 9.44% sequentially.
  . Net income for Q2 was US$ 13.21 million compared to net loss of US$ 37.63 million in the corresponding quarter of the financial year 2001-02.

   The difference in the net income recorded for the quarter according to Indian and US GAAP is primarily explained by:

  .   Losses incurred by subsidiaries and joint ventures of US$ 4.88 million.
  .   Charge off of put option issued to TRW Inc., of US$ 3.22 million.

                       Q2: Performance against guidance

              Parameters                    Projected   Actuals
              ----------                    --------- -----------
              Income from Software Services  Rs.475-
                                             490 cr   Rs.499.14 cr
              Operating margin.............  Around
                                             31%      31.23%
              EPS..........................  Rs.3.5-
                                             Rs.3.6   Rs.3.76*

*  Includes Rs.0.46 gain from sale of stake in Satyam GE Joint Venture

Business Outlook

   The company's outlook for the quarter ending December 31, 2002 is as follows:

   Income from software services is expected to be between Rs.525 crore and Rs540 crore and the operating margin is expected to be around 32%.

   The EPS for the quarter is expected to be between Rs.4.00 to Rs.4.20.

   The company's outlook for the financial year ending March 31, 2003 is as follows:

   For financial year 2002-03, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs. 2080 crore and Rs. 2116 crore, and the operating margin is expected to be around 32%.

   The EPS for the fiscal is expected to be between Rs.16.06 and Rs.16.26, including Rs.0.46 per share due to the profit from sale of Satyam's stake in Satyam GE Software Services Private Ltd.

Business Highlights

  New Customer Acquisitions

   The expanding global nature of Satyam's business has been truly reflected in the new customer acquisitions during Q2. While the US continued to contribute the largest number of new customers, this quarter also witnessed increasing customer additions in the Asia-Pacific region. A noticeable feature during Q2 was the penetration into newer industry sectors such as the utilities and the US retail industry.

   Satyam acquired 23 new clients in Q2 of which five are from the Fortune 500 list.

   Some prominent additions include Johnson & Johnson, Ports Customs and Free Zone Corporation of Dubai, a leading Logistics company in the US, a US based Communication Equipment Company and a global credit card major.

   Customer acquisitions in the US Retail sector included a Fortune 500 player in the office goods business and a leading sporting goods retail chain.

   Satyam's dominant presence in the automotive sector was further strengthened with the addition of a leading Japanese auto component OEM, a European engine manufacturer and one of the world's largest tire and rubber products manufacturer to the customer list.

   In the utilities sector, Satyam is implementing a prestigious Enterprise Application Integration (EAI) project, for a major national railway in the Asia-Pacific region wherein the legacy systems are being integrated with SAP. Also, Satyam played a key consulting and implementation role in a utilities project in the Middle East by recommending and designing a customer centric enterprise information portal for a merged entity comprising Dubai Ports Authority, Dubai Customs and the Jebel Ali Free Trade Zone Corporation. This portal would act as a single window for customers to interact and transact with the three entities now combined.

   A large number of the new customers were attracted by Satyam's competencies in enterprise solutions area thus reinforcing the company's established leadership in this area.

  Alliances & Partnerships

   Satyam entered into a Premier Partnership with Ireland-based IONA(R) (NASDAQ: IONA), a leading e-Business Platform provider for Web Services Integration and one of the top five software companies in Europe. By partnering with IONA, Satyam shall be able to offer customers, a comprehensive and standards-based integration platform that connects their enterprise systems to support new and efficient business initiatives.

   Satyam entered into a strategic partnership with California (USA) based, Commerce One, Inc. (NASDAQ: CMRC), a leading enterprise software company. Satyam will offer implementation of Commerce One solutions to enable customers build efficient and cost-effective relationships with business partners in the supply network.

  Satyam's Solutions--Giving Customers the competitive edge

   As a customer centric enterprise, Satyam is sharply focused on creating and implementing solutions crafted to provide its clients with the winning edge in a tough competitive environment. In a number of instances, Satyam has provided strategic consulting and implementation expertise to bring out measurable changes in the way clients' conducted their business.

   Based on Satyam's Consulting and implementation of BPR and ERP, an Indian auto component manufacturer achieved a significant reduction in the time-to-market (18 months to nine months) for developing and productionizing new products. The company also increased its first-time-right quality to above 90 per cent and halved its number of vendors leading to significant financial savings besides competitiveness in a tough market place.

   In another instance, Satyam has taken over the entire production support activity for one of the world's leading information infrastructure providers and has successfully transitioned the support work offshore resulting in cost savings and increased competitiveness.

   The company is also developing the third generation of visual tools for a leading Japanese manufacturer of industrial automation products.

   In the portal designing and content management space, Satyam has successfully reengineered the web portal for a leading global stock exchange, which involved creating a platform for a dynamic content display of real-time information.

Subsidiaries & Joint Ventures

   For the quarter ending September 30, 2002, Satyam Infoway Limited (SIFY) has recorded a revenue of US$ 9.59 million, an increase of 13% over the second quarter of the financial year 2001-02 and an increase of 15% sequentially. Cash loss for the quarter was US$ 3.16 million, down 35% from the second quarter of the financial year 2001-02 and down 24% sequentially. The cash burn for the quarter was US$ 3.2 million. Cash burn includes a one time purchase consideration paid for acquisition of Wipro's corporate connectivity customers and the advance for procuring STM1 Fibre bandwidth paid to VSNL. Cash balance at the end of the quarter was US$ 9.1 million.

  Satyam's stake in SIFY to reduce to 35% consequent to $20 million investment into SIFY by strategic investors

   As announced earlier, Softbank Asia Infrastructure Fund(SAIF) and VentureTech have expressed their intentions to invest $20 million through a fresh issue of new shares/ADRs of SIFY. Upon completion of the entire transaction, Sify's equity base will expand from the current outstanding 23.2 million to 34.83 million equity shares.

   After the consummation of the above transaction Satyam's holding in SIFY would reduce to 35% and Satyam will cease to have a controlling financial interest in SIFY. As per the applicable Indian and US GAAP literature, Satyam will account for its investment in SIFY using the equity method. Under which Satyam is required to account for SIFY's profit/loss proportionate to its holding in SIFY and will not be required to account for losses more than its investments. Since at present SIFY's cumulative losses exceed the investment of Satyam in SIFY, Satyam will not be required to account for further losses of SIFY in its financials.

   In keeping with the significant decrease of Satyam's stake in SIFY and the intended active participation in SIFY by the new investors, Mr. Ramalinga Raju would step down from the Chairmanship of SIFY upon closure of all transactions.

   The proposed investments from SAIF and VentureTech present SIFY an opportunity to extend its leadership in the internet space and to become profitable.

   Vision Compass Inc. recorded a revenue of US$ 259,527 and a net income of US$ 66,957 for the quarter ended September 30, 2002.

   Satyam Manufacturing Technologies Inc. (SMTI), a joint venture between Satyam and TRW, Inc., earned a revenue of US$ 8.25 million for the quarter ended September 30, 2002.

   CA Satyam ASP Pvt. Ltd., a joint venture between Satyam Computer services and Computer Associates, recorded a revenue of Rs.0.75 crore (US$ 0.15 million) for the quarter ended September 30, 2002. During the quarter, the joint venture commenced the vehicle registration automation project for the Gujarat State Government.

  Satyam to open 100% subsidiary in China

   Satyam was amongst the first Indian IT services company to set up an office in China. Opportunities involving Satyam's existing global clients and proximate, culturally similar markets lead us to explore setting up a development center in China. Our intensive attempts to get "trading branch" status from the authorities proved futile and in order not to lose further time and opportunity, Satyam has decided to open a 100% subsidiary in China. The wholly foreign owned enterprise (WFOE) based at Shanghai will be operated with adequate controls to ensure profitable operations even within this financial year.

  Nipuna Services Limited (BPO subsidiary)

   The initial 200 seat facility of Nipuna Services Limited (Nipuna) at Hyderabad was inaugurated on October 17, 2002.

   The company's facility is equipped with best of class computing and communications infrastructure. The center will particularly address the concerns of customers regarding Information and Data Security through a multi-level security strategy. A major initiative is the disaster recovery management system, which would match BS 7799 standards. Nipuna has also established a process quality initiative based on the eSCM model developed by Satyam in collaboration with Carnegie Mellon University.

   Nipuna's first customer win is a large US construction equipment manufacturer for which it is executing a pilot involving back office operations relating to the manufacturing process.

Awards

   Satyam's Offshore Service Delivery Program Cited as 'Industry Best Practice' by Aberdeen

   Satyam's IT offshore service delivery program for NCR Teradata division has been listed as "one of the most compelling example of successful offshore service delivery" by Aberdeen Group's special report on 'Best Practices in Offshore Outsourcing'. NCR Teradata Division is a leading global supplier of data warehousing and Customer Relationship Management solutions. The report also stated that through this association, Teradata has reduced the development costs of its outsourced components by 40 per cent and significantly reduced product test-cycle times. Over the past six years, Satyam has provided NCR with a range of high-end development life-cycle capabilities, in addition to more traditional offshore product enhancement, maintenance and support services.

   Satyam wins "Golden Peacock Award 2002 " for excellence in Corporate
Governance

   Satyam won the prestigious "Golden Peacock Award 2002" for Excellence in Corporate Governance in the private sector/ large companies category. This prestigious award is given every year by the Institute of Directors (IOD), New Delhi, a non-profit organization, which has been spearheading the quality movement in India. The winner was selected by a panel of eminent independent assessors headed by Justice A M Ahmadi, Former Chief Justice of Supreme Court.

   Satyam's Support to World Bank Intranet Wins World-Wide Recognition

   The World Bank's intranet site, designed and developed by Satyam has been ranked among the world's 10 best intranet sites from a list of 118 nominations from around the world, by the reputed US agency Nielsen Norman (NN) Group. The US-based NN Group is a web consultancy organization that specializes in helping companies to evaluate and restructure their Web strategies.

   The World Bank has an ongoing project with Satyam's UXM Solutions (User Experience Management Solutions) group, based in India, both in the implementation of the design of input and display templates that are made available to the Bank's staff for publishing, navigation, and search. UXM Solutions specializes in delivering Internet and Intranet solutions that have a very high degree of usability. Satyam's UXM Solutions group focuses on Interaction Design, Usability, Online Branding and Content architecture for web-based solutions. Its list of prestigious clients includes some Fortune-10 companies.

B. Ramalinga Raju, Wins Corporate Citizen of the Year Award

   Satyam Chairman B. Ramalinga Raju was awarded the Asia Business Leader Award 2002 for Corporate Citizen of the Year by the well known television channel CNBC. The Corporate Citizen of the Year Award acknowledges an outstanding corporate leader for his contributions to business, environment and community development. The Asia Business Leader Awards 2002 recognize excellence in business leadership in Asia.

                    Balance Sheet as at September 30, 2002

                                                                            Rs. in Lakhs
                                                                            ------------
                                                       As at      As at        As at
                                                     30.09.2002 30.09.2001   31.03.2002
                                                     ---------- ----------  ------------
I.  Sources of Funds :
   1.  Shareholders' Funds
      (a) Share Capital.............................   6,290.82   6,290.80     6,290.80
      (b) Reserves and Surplus...................... 206,903.81 169,528.92   186,748.50
                                                     ---------- ----------   ----------
                                                     213,194.63 175,819.72   193,039.30
   2.  Loan Funds
      Secured Loans.................................     673.36   1,658.21       584.57
                                                     ---------- ----------   ----------
                                                     213,867.99 177,477.93   193,623.87
                                                     ========== ==========   ==========
II.  Application of Funds :
   1.  Fixed Assets
      (a) Gross Block...............................  75,470.99  62,169.67    73,924.86
      (b) Less: Depreciation........................  43,199.87  31,357.34    37,442.00
                                                     ---------- ----------   ----------
      (c) Net Block.................................  32,271.12  30,812.33    36,482.86
      (d) Capital Work in Progress..................   2,945.27   5,515.55     3,806.56
                                                     ---------- ----------   ----------
                                                      35,216.39  36,327.88    40,289.42
   2.  Investments..................................  14,348.15  14,947.40    14,024.58
   3.  Current Assets, Loans and Advances
      (a) Sundry Debtors............................  45,756.04  38,806.04    39,561.13
      (b) Cash and Bank Balances.................... 129,756.37  94,231.08   109,834.13
      (c) Loans and Advances........................  17,103.43  14,841.87    12,925.85
                                                     ---------- ----------   ----------
                                                     192,615.84 147,878.99   162,321.11
      Less: Current Liabilities and Provisions
      (a) Current Liabilities.......................  19,985.65  15,370.96    16,474.81
      (b) Provisions................................   8,290.13   6,317.08     6,470.16
                                                     ---------- ----------   ----------
                                                      28,275.78  21,688.04    22,944.97
                                                     ---------- ----------   ----------
      Net Current Assets............................ 164,340.06 126,190.95   139,376.14
   4.  Deferred Tax (Assets)/Liabilities............      36.61     (11.70)       66.27
                                                     ---------- ----------   ----------
                                                     213,867.99 177,477.93   193,623.87
                                                     ========== ==========   ==========
      Notes to Accounts

*  Stand alone financials as per Indian GAAP

Profit and Loss Account for the quarter and half year ended September 30 , 2002

                                                                                                   Rs. in Lakhs
                                                                                                   ------------
                                                  Quarter     Quarter     Half year    Half Year       Year
                                                   Ended       Ended        Ended        Ended        Ended
                                                 30.09.2002  30.09.2001   30.09.2002   30.09.2001   31.03.2002
                                                -----------  ----------- -----------  -----------  ------------
Income
Services
    --Exports..................................   49,278.05    41,881.16   95,171.40    81,955.64   170,307.88
    --Domestic.................................      635.67       781.98    1,123.90     1,897.83     2,886.37
Other Income...................................      591.35     2,687.28    1,357.87     3,599.43     7,115.28
                                                -----------  ----------- -----------  -----------  -----------
                                                  50,505.07    45,350.42   97,653.17    87,452.90   180,309.53
                                                ===========  =========== ===========  ===========  ===========
Expenditure
Personnel Expenses.............................   24,239.65    17,774.85   47,405.69    35,372.56    78,906.42
Operating and Administration Expenses..........   10,087.76    10,163.97   18,975.23    18,864.40    36,171.60
Financial Expenses.............................       19.15        68.83       33.80       886.21       959.53
Depreciation...................................    3,112.18     2,932.45    6,258.05     5,225.90    11,745.83
                                                -----------  ----------- -----------  -----------  -----------
                                                  37,458.74    30,940.10   72,672.77    60,349.07   127,783.38
                                                ===========  =========== ===========  ===========  ===========
Profit Before Taxation and Non-recurring/
 Extraordinary Items...........................   13,046.33    14,410.32   24,980.40    27,103.83    52,526.15
Provision for Taxation --Current...............    1,250.00       900.00    2,350.00     1,571.11     2,996.11
                --Deferred.....................      (19.22)      102.26      (29.66)      (21.76)       57.19
                --Earlier years................          --           --          --           --       460.00
Profit After Taxation and Before Non-recurring/
 Extraordinary Items...........................   11,815.55    13,408.06   22,660.06    25,554.48    49,012.85
--Provision for losses in subsidiaries.........          --           --          --           --     4,075.32
Profit after Taxation and Non-recurring/
 Extraordinary Items...........................   11,815.55    13,408.06   22,660.06    25,554.48    44,937.53
Add: Balance brought forward from previous
 year..........................................  107,439.08    72,459.32   96,594.57    60,312.90    60,312.90
                                                -----------  ----------- -----------  -----------  -----------
Profit Available for Appropriation.............  119,254.63    85,867.38  119,254.63    85,867.38   105,250.43
Appropriations :
Interim Dividend @ Rs.0.80 per Equity Share of
 Rs.2 each (2001-Rs.0.50 per Equity Share).....    2,516.32     1,552.60    2,516.32     1,552.60     1,552.60
Final Dividend @ Rs. 0.70 per Equity Share of
 Rs. 2 each....................................          --           --          --           --     2,173.64
Tax on distributed profits.....................          --       158.37          --       158.37       158.37
Transfer to General Reserve....................          --           --          --           --     5,000.00
Forfeiture of Share Warrants--Upfront
 Consideration.................................          --           --          --           --      (228.75)
                                                -----------  ----------- -----------  -----------  -----------
Balance carried to Balance Sheet...............  116,738.31    84,156.41  116,738.31    84,156.41    96,594.57
                                                ===========  =========== ===========  ===========  ===========
Earnings Per Share before Non-recurring and
 Extraordinary items (Rs. per equity share of
 Rs. 2 each)...................................
    Basic......................................        3.76         4.26        7.20         8.34        15.78
    Diluted....................................        3.75         4.24        7.19         8.29        15.77
Earnings Per Share after Non-recurring and
 Extraordinary items (Rs. per equity share of
 Rs. 2 each)...................................
    Basic......................................        3.76         4.26        7.20         8.34        14.47
    Diluted....................................        3.75         4.24        7.19         8.29        14.46
No. of Shares used in computing Earnings Per
 Share.........................................
    Basic...................................... 314,540,330  314,540,000 314,540,166  306,521,421  310,519,726
    Diluted.................................... 315,208,700  316,197,227 315,214,119  308,139,741  310,786,343

*  Stand alone financials as per Indian GAAP

                 Consolidated Financial Results as per US GAAP
            for the quarter and half year ended September 30, 2002

                                                  Quarter     Quarter    Half Year   Half year     Year
                                                   Ended       Ended       Ended       Ended      Ended
                                                30-09-2002  30-09-2001  30-09-2002  30-09-2001  31-03-2002
SI.No.               Particulars                (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited)
------               -----------                ----------- ----------- ----------- ----------- ----------
                                                                     In thousand US$
  1    Revenues                                   116,304     102,682     222,574     202,409    414,491

  2    Gross Profit                                48,176      46,344      90,023      89,124    175,495

  3    Amortization and impairment of
         Goodwill                                      --      88,386          --      95,725     98,112

  4    Profit / (Loss) before income taxes, and    11,041     (69,509)     26,776     (66,089)    (4,879)
       minority interest and equity earnings /
       (Losses) of associate companies

  5    Minority Interest                            4,334      56,290       8,593      64,558     73,406

  6    Net Income / (Loss)                         13,215     (37,639)     29,331     (29,030)    25,892

  7    Earnings / (Loss) per Share
       --Basic (US$)                                 0.04       (0.13)       0.09       (0.10)      0.08
       --Diluted (US$)                               0.04       (0.13)       0.09       (0.10)     (0.08)
                                                  -------     -------     -------     -------    -------

   Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and half year ended September 30, 2002 is as follows:

                                                   Quarter     Quarter                Half year     Year
                                                    Ended       Ended     Half year     Ended      Ended
                                                 30-09-2002  30-09-2001  30-09-2002  30-09-2002  31-03-2002
SI.No.                Particulars                (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited)
------                -----------                ----------- ----------- ----------- ----------- ----------
                                                                      In thousand US$
  1    Net Profit as per Indian GAAP                24,300      28,307      46,441      54,190     94,373

  2    Profit / (Loss) of Subsidiaries and Joint    (4,885)    (63,650)    (10,489)    (75,377)   (86,219)
       Ventures

  3    Deferred Stock Compensation Charge             (425)     (2,475)       (910)     (5,401)   (10,479)

  4    Amortization and impairment of                   --      (1,086)         --      (2,182)    (4,311)
         Goodwill

  5    Gain on sale of shares of Satyam                 --          --          --          --     35,156
         Infoway Ltd. to GSIC

  6    Sale of stake in SGE.                        (2,339)         --      (2,339)         --         --

  7    Charge off of put option to TRW, Inc.        (3,217)      1,797      (3,213)      1,369    (10,144)
  8    Others (net)                                   (219)       (532)       (159)     (1,629)      (867)

  9    Provision not required under US GAAP             --          --          --          --      8,383

  10   Total Adjustments                           (11,085)    (65,946)    (17,110)    (83,220)   (68,481)
                                                   -------     -------     -------     -------    -------

  11   Net Profit / (Loss) as per US GAAP           13,215     (37,639)     29,331     (29,030)    25,892
                                                   -------     -------     -------     -------    -------

                  Operational parameters for Q2, fiscal 2003

Analysis of Revenue Growth (in  %)

                   Particulars                     Q2 2003 Q1 2003 Q2 2002 FY 2002
                   -----------                     ------- ------- ------- -------
Increase / (Decrease) in revenue in US$ terms.....   8.39    0.56    2.72   35.92
Increase / (Decrease) in revenue due to change in:
   --Volume (Hours billed)........................   8.93    4.10    3.50   36.58
   --Billing rate.................................  (0.54)  (3.54)  (0.78)  (0.66)
   --US$ exchange rate............................  (0.77)   0.79    0.86    6.04
Increase / (Decrease) in revenue in Rupee terms...   7.62    1.35    3.58   41.96

Location wise break up of employees

                  Particulars   Q2 2003 Q1 2003 Q2 2002 FY 2002
                  -----------   ------- ------- ------- -------
                Onsite.........  2,160   1,834   1,623   1,894
                Offshore.......  5,769   6,053   5,653   5,603
                Domestic.......    301     101     380     401
                Total Technical  8,230   7,988   7,656   7,898
                Support........    723     738     741     736
                                 -----   -----   -----   -----
                Total..........  8,953   8,726   8,397   8,634

Changes in billing rates for the quarter (%)

                      Particulars Sequential Year on Year
                      ----------- ---------- ------------
                       Onsite....   (0.58)       (7.35)
                       Offshore..   (0.47)       (6.22)
                       Domestic..    2.04       (11.03)

Utilisation / Loading rates (in %)

                  Particulars       Q2 2003 Q1 2003 Q2 2002 FY 2002
                  -----------       ------- ------- ------- -------
             Onsite................  98.00   94.68   95.41   93.05
             Offshore..............  74.25   72.76   72.96   73.45
             Domestic..............  88.49   68.86   65.77   73.69
             Offshore with trainees  74.25   72.76   71.22   71.28

Break up of export revenue between offshore and onsite (%)

                    Location Q2 2003 Q1 2003 Q2 2002 FY 2002
                    -------- ------- ------- ------- -------
                    Offshore  47.04   49.38   54.89   53.96
                    Onsite..  52.96   50.62   45.11   46.04
                             ------  ------  ------  ------
                    Total... 100.00  100.00  100.00  100.00

Revenues by region (%)

                    Region       Q2 2003 Q1 2003 Q2 2002 FY 2002
                    ------       ------- ------- ------- -------
               North America....  75.37   76.89   77.96   76.60
               Japan............   2.17    2.20    1.99    2.31
               Europe...........  13.92   12.37    9.36   10.16
               Rest of the World   8.54    8.54   10.69   10.93
                                 ------  ------  ------  ------
               Total............ 100.00  100.00  100.00  100.00

Concentration of revenues (%)

                 Revenues from  Q2 2003 Q1 2003 Q2 2002 FY 2002
                 -------------  ------- ------- ------- -------
                 Top client....  17.85   19.17   18.25   19.80
                 Top 5 clients.  40.67   43.15   39.59   40.35
                 Top 10 clients  53.89   55.81   52.03   52.33

              Operational parameters for Q2, Fiscal 2003 (contd.)

Customer Information

                  Particulars         Q2 2003 Q1 2003 Q2 2002 FY 2002
                  -----------         ------- ------- ------- -------
           New customers added.......    23      27      24     102
           Number of active customers   266     267     230     263

Revenue by technology (%)

                   Technology            Q2 2003 Q1 2003 Q2 2002 FY 2002
                   ----------            ------- ------- ------- -------
        Software Design and Development.  49.22   46.95   52.15   52.11
        Software Maintenance............  26.67   25.63   32.15   29.65
        Packaged Software Implementation  21.41   21.54   11.75   13.94
        Engineering Design Services.....   2.70    5.88    3.95    4.30
                                         ------  ------  ------  ------
        Total........................... 100.00  100.00  100.00  100.00

Revenue by line of business (%)

               Line of business  Q2 2003 Q1 2003 Q2 2002 FY 2002
               ----------------  ------- ------- ------- -------
               Banking & Finance  21.44   25.98   24.10   24.62
               Insurance........  13.05   15.54   13.95   14.30
               Manufacturing....  34.95   33.59   34.12   35.20
               Telecommunication  11.42    8.14   11.52   10.48
               Healthcare.......   3.25    1.43    1.87    1.22
               Others...........  15.89   15.32   14.44   14.18
                                 ------  ------  ------  ------
               Total............ 100.00  100.00  100.00  100.00

Revenue by contract type (%)

                   Contract     Q2 2003 Q1 2003 Q2 2002 FY 2002
                   --------     ------- ------- ------- -------
                Time & Material  70.84   71.90   71.25   73.65
                Fixed Bid......  29.16   28.10   28.75   26.35
                                ------  ------  ------  ------
                Total.......... 100.00  100.00  100.00  100.00

Revenue from existing business and new business (%)

                                 Q2 2003 Q1 2003 Q2 2002 FY 2002
                       -         ------- ------- ------- -------
               Existing business  78.88   84.56   85.25   86.14
               New business.....  21.12   15.44   14.75   13.86
                                 ------  ------  ------  ------
               Total............ 100.00  100.00  100.00  100.00

                                  Safe Harbor

   This publication contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the publication include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements--Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

   For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.